UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No  )*

Waystar Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

946784105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946784105	Schedule 13G

1	NAME OF REPORTING PERSON Derby LuxCo S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 48,658,517
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 48,658,517
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,658,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 946784105	Schedule 13G

1	NAME OF REPORTING PERSON EQT Fund Management S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 48,658,517
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 48,658,517
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,658,517
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 946784105	Schedule 13G

Item 1(a).	Name of Issuer:

Waystar Holding Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1550 Digital Drive, # 300

Lehi, Utah 84043

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Derby LuxCo S.à r.l. (“Derby”) and EQT Fund Management S.à r.l. (“EFMS”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

Several investment vehicles collectively make up the fund known as “EQT VIII.” EQT VIII owns 100% of the membership interests in Derby. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VIII. EFMS is overseen by a board of not less than three individuals that acts by majority approval.

EFMS may be deemed to beneficially own the shares of Common Stock (as defined below) directly owned by Derby, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that EFMS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and EFMS expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

The address of the principal business office of Derby is:

51A, Boulevard Royal

L-2449 Luxembourg

Citizenship: Luxembourg

The address of the principal business office of EFMS is:

EQT Fund Management S.à r.l.

51A, Boulevard Royal

L-2449 Luxembourg

Citizenship: Luxembourg

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

946784105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G and the information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 4.

As of September 30, 2024, Derby directly holds 48,658,517 shares of the Issuer’s Common Stock. EFMS may be deemed to beneficially own the Common Stock directly held by Derby.

(b) Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person’s cover page. Calculations of the percentage of Common Stock beneficially owned are based on 172,086,129 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2024.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The several investment vehicles that collectively constitute EQT VIII may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Derby by virtue of their ownership of Derby’s membership interests. Of these vehicles, EQT VIII SCSp may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, 5.0% or more of the Issuer’s outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

Derby LuxCo S.à r.l.

By:	/s/ Christiaan Snyders
Name: Christiaan Snyders
Title: Manager

By:	/s/ Sanjay Fullee
Name: Sanjay Fullee
Title: Manager

EQT Fund Management S.à r.l.

By:	/s/ Sara Huda
Name: Sara Huda
Title: Manager

By:	/s/ Joshua Stone
Name: Joshua Stone
Title: Manager

Exhibit Index

Exhibit 1	Agreement of Joint Filing